EXHIBIT 99.1

Hydrogenics Announces Upcoming Investor Events

MISSISSAUGA, Ontario, July 30, 2015 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) ("Hydrogenics" or "the Company"), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that the Company will participate in the following investor events during August and September, 2015:

  August 12: Canaccord Genuity Growth Conference in Boston
  September 9: Rodman & Renshaw Annual Global Investment Conference in New York
  September 17: Craig-Hallum Alpha Select Conference in New York

Institutional investors are welcome to attend and meet with management. To view related conference materials and webcasts, if available, please visit www.hydrogenics.com.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift to hydrogen. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centres in Russia, Europe, the US and Canada.

CONTACT: Company Contacts:
         Chris Witty
         Hydrogenics Investor Relations
         646-438-9385
         cwitty@darrowir.com